

Jason Lewiston · 3rd

President at the Co-Own Company

Denver, Colorado, United States · 17 connections · Contact info

the Co-Own Compar

University of Michiga
Stephen M. Ross Scl

Experience

President
the Co-Own Company · Self-employed

President
Greenius llc · Self-employed
Jan 1991 – Present · 29 yrs 11 mos
Denver, Colorado, United States

Oversaw all aspects of operations including land acquisition, obtaining permit approvals, architectural design, value engineering, contracting, web design, brochure design, sales training, sales, customer orientation, closings, and service.

Education

University of Michigan - Stephen M. Ross School of Business
Bachelor's degree, Finance, General
1988 – 1990

Licenses & certifications

General Building Contractor (Class A)
ICC

Real Estate Broker/Sales Agent
State of Colorado

Skills & endorsements

Real Estate

Construction

Closings

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Interests

University of Michigan - Stephen ...
86,114 followers

Co-Own Company LLC
11 followers